Exhibit 99.1


                              AMENDMENT TO BY-LAWS

                                       OF

                                 TECHDYNE, INC.

                              Dated: April 9, 2001
                            Effective: June 27, 2001

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                                   ARTICLE III

                               BOARD OF DIRECTORS

         3.1 Number of Directors. The Board of Directors shall consist of no less than two nor more than nine members until changed as provided in this Section. The number of directors may be changed at any time from time to time by vote at a meeting or by written consent of the shareholders entitled to vote on the election of directors, or by a resolution of the Board of Directors passed by a majority of the whole Board of Directors, except that no decrease shall shorten the term of any incumbent director unless such director is specifically removed for cause at the time of such decrease.

         Whenever the authorized number of directors is increased between annual meetings of the shareholders, a majority of the directors than in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of the directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.